United States

Securities and Exchange Commission

Washington, D.C. 20549

Form F-N

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS

BY FOREIGN BANKS AND FOREIGN INSURANCE

COMPANIES AND CERTAIN OF THEIR HOLDING COMPANIES

AND FINANCE SUBSIDIARIES MAKING PUBLIC OFFERINGS

OF SECURITIES IN THE UNITED STATES

A.	Name of issuer or person filing (“Filer”): Allianz SE

B.	This is (select one):

☒	an original filing for the Filer

☐	an amended filing for the Filer

C.	Identify the filing in conjunction with which this Form is being filed:

Name of registrant: Allianz SE, Allianz Finance Corporation and Allianz Finance III B.V., (collectively, the “Registrants”)

Form type: Registration Statement on Form F-3

File Number (if known): Registration Statement No. 333-151308

Filed by: Registrants

Date Filed (if filed concurrently, so indicate): May 30, 2008

D.	The Filer is incorporated or organized under the Laws of (Name of jurisdiction under whose Laws the filer is organized or incorporated): Federal Republic of Germany and the European Union.

and has its principal place of business at (Address in full and telephone number): Königinstrasse 28, 80802 Munich, Germany (011 49 89 3800 0).

E.	The Filer designates and appoints (Name of United States person serving as agent): Corporation Service Company (“Agent”) located at (Address in full in the United States and telephone number): 1133 Avenue of the Americas, Suite 3100, New York, New York 10036 (212-299-5600)

as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a)	any investigation or administrative proceedings conducted by the Commission, and

(b)	any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or any of its territories or possessions or of the District of Columbia, arising out of or based on any offering made or purported to be made in connection with the securities registered by the Filer on Form F-3 filed on May 30, 2008, or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.	Each person filing this Form stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-N if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the date of the Filer’s last registration statement or report, or amendment to any such registration statement or report, filed with the Commission under the Securities Act of 1933 or Securities Exchange Act of 1934. Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form referencing the file number of the relevant registration form in conjunction with which the amendment is being filed.

G.	Each person filing this form undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to the form referenced in paragraph E or transactions in said securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the

City of: Munich Country of: Federal Republic of Germany

This 23rd day of June 2008.

Filer: Allianz SE

By (Signature and Title):		/s/ Stefan Speyer		/s/ Dr. Adrian Glaesner

	Name:	Stefan Speyer	Name:	Dr. Adrian Glaesner

	Title:	Prokurist	Title:	Prokurist

This statement has been signed by the following person in the capacity and on the date indicated.

Corporation Service Company, as Agent for Service of Process

By:	/s/ Michael Cambareri

Name:	Michael Cambareri

Title:	Customer Service Representative

Date:	June 23, 2008